Exhibit 99.2

***THIS PAGE WILL BE UPDATED LATER ON WITH A PHOTO/COVER PAGE*** INFORMATION CIRCULAR In respect of the Annual General Meeting of Shareholders to be held on June 22, 2022 DATED: May 19, 2022SKEE

TABLE OF CONTENTS

GLOSSARY	iii
INFORMATION ABOUT VOTING	1
SOLICITATION OF PROXIES	1
VOTING PROXIES AND VIFs	1
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	4
ADVANCE NOTICE MATTERS	5
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	5
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	5
INDEBTEDNESS OF DIRECTORS AND OFFICERS	5
BUSINESS AT THE MEETING	6
FINANCIAL STATEMENTS	6
NUMBER OF DIRECTORS	6
ELECTION OF DIRECTORS	7
APPOINTMENT AND REMUNERATION OF AUDITOR	14
OTHER BUSINESS	14
COMPENSATION DISCUSSION AND ANALYSIS	15
KEY HIGHLIGHTS OF THE COMPANY’S EXECUTIVE AND DIRECTOR COMPENSATION PROGRAMS	15
COMPENSATION GOVERNANCE	16
EXECUTIVE COMPENSATION OBJECTIVES AND PHILOSOPHY	16
COMPENSATION REVIEW PROCESS	18
COMPENSATION VS. SHARE PRICE PERFORMANCE	29
CONTRACTS WITH NAMED EXECUTIVE OFFICERS	31
DIRECTOR COMPENSATION	35
DIRECTOR SHARE OWNERSHIP GUIDELINES	37
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	41
ANNUAL BURN RATE	41
ENVIRONMENTAL, SOCIAL, AND GOVERNANCE	42
ENVIRONMENTAL	42
SOCIAL	42
GOVERNANCE	42
AUDIT COMMITTEE	48
INFORMATION SECURITY	50
ADDITIONAL INFORMATION	51

GLOSSARY

In this Circular, unless otherwise stated, the following capitalized terms have the meanings set out below:

“Board” means the board of directors of Skeena.

“Circular” means this management information circular of the Company.

“Dollars” or “$” means Canadian dollars, unless otherwise specified.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

“Meeting” means the annual general meeting of holders of Shares that is to be held on June 22, 2022 or any adjournment or postponement thereof.

“Named Executive Officers” or “NEOs” means:

(a)	an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CEO”);

(b)	an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CFO”); and

(c)	each of the three most highly compensated executive officers of the Company, including any of our subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year.

“NI 54-101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

“Person” means an individual or a company and includes any corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

“Record Date” means May 18, 2022.

“RSU” means restricted share units that may be granted pursuant to the RSU Plan.

“RSU Plan” means the Restricted Share Unit Plan of Skeena that was adopted by the Board on September 15, 2020 and ratified by Shareholders on October 15, 2020.

“SEDAR” means the System for Electronic Document Analysis and Retrieval filing system, available at www.sedar.com.

“Share Compensation Arrangement” means any Option under the Stock Option Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism, including but not limited to, the RSU Plan, involving the issuance or potential issuance of Common Shares to a Service Provider (as defined in the Stock Option Plan).

“Shareholder” or “Shareholders” means a holder or holders of Shares, as applicable.

“Shares” means common shares in the capital of the Company, each of which carries the right to vote in all circumstances.

“Skeena” or the “Company” means Skeena Resources Limited.

“Stock Option Plan” means the amended Stock Option Plan of Skeena that was adopted by the Board effective June 30, 2021, replacing the previous stock option plan (the “Prior Stock Option Plan”) which was adopted by the Board on September 15, 2020 and ratified by the Shareholders on October 15, 2020.

“Options” means the stock options of the Company governed by the Stock Option Plan.

“TSX” means the Toronto Stock Exchange.

(All information set out in this Information Circular is as at May 19, 2022 unless otherwise noted)

This Circular, together with the Notice of Meeting and the Proxy (collectively, the “Meeting Materials”) are being furnished in connection with the solicitation of proxies (“Proxies”) being made by the management of Skeena for use at our annual general meeting of the Shareholders of the Company (the “Meeting”) and any adjournment or postponement thereof.

These Meeting Materials are being sent directly to registered Shareholders. In accordance with the provisions of NI 54-101, the Company has elected to deliver the Meeting Materials to the beneficial (or unregistered) Shareholders indirectly through intermediaries (as defined below). If you hold Shares through an Intermediary, but have not received the Meeting Materials from the Intermediary, you should contact your Intermediary for instructions and assistance in voting.

The Meeting is being held on Tuesday, June 22, 2022, at 10:00 a.m. (Vancouver time) at the Company’s head office at 650 - 1021 West Hastings Street, Vancouver, BC, CANADA for the purposes set forth in the accompanying Notice of Meeting. Registered shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting by following the instructions set out in this Information Circular. Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. We firmly believe that a virtual Meeting gives all shareholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or health risks they may be facing.

INFORMATION ABOUT VOTING

SOLICITATION OF PROXIES

While it is expected that the solicitation of proxies will be made primarily by mail, proxies may also be solicited personally or by telephone by directors, officers or employees of the Company. The cost of this solicitation is expected to be nominal, and will be borne by the Company.

Skeena is not using the ‘Notice and Access’ procedures available under NI 54-101 in respect of the Meeting.

VOTING PROXIES AND VIFs

Voting

Voting at the Meeting will be by a show of hands unless a poll is required or requested. Each registered Shareholder and each person representing a registered or unregistered Shareholder through a Proxy or VIF (a “Proxyholder”) is entitled to one vote, unless a poll is required or requested, in which case each such Shareholder and each Proxyholder is entitled to one vote for each Share held or represented, respectively.

To approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an ‘ordinary resolution’) unless the motion requires a ‘special resolution’ in which case a majority of 66⅔% of the votes cast will be required. An ordinary resolution is required to pass the resolutions described herein.

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Appointment of Proxyholders

The persons named in the enclosed form of Proxy as Proxyholders are directors or officers of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons named in the Proxy as Proxyholders to attend and vote on the Shareholder’s behalf at the Meeting. To exercise this right, the Shareholder must insert the name of the Shareholder’s nominee in the space provided or complete another appropriate form of Proxy permitted by law, and in either case send or deliver the completed Proxy following the instructions set out below.

If the instructions in a Proxy are certain, the Shares represented thereby will be voted or withheld from voting in accordance with such instructions on any poll that may be called for, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted accordingly.

If a Shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. Where no choice has been specified by the Shareholder and the management Proxyholders named in the form of Proxy have been appointed, such Shares will be voted in accordance with the recommendations of management as set out on the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed Proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting. If, however, other matters which are not now known to the management of the Company should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the Shareholder or the Shareholder’s attorney authorized in writing in order to be valid. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer of, or attorney for, the corporation.

Shareholders must return their completed Proxies, together with the power of attorney or other authority, if any, under which it was signed or a notarial certified copy thereof, in accordance with the instructions thereon. Proxies may also be returned to the Company’s transfer agent, Computershare Investor Services Inc. (Attn: Proxy Department), by mail to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery to 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. In order to ensure your Proxy is valid and able to be acted upon at the Meeting, it must be received not less than 48 hours (excluding weekends and holidays) before the time set for holding of the Meeting or any adjournment or postponement thereof. Proxies received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion.

Registered Shareholders

Only persons registered as Shareholders in the Company’s central securities register as of the close of business on the Record Date, or duly appointed Proxyholders, will be recognized to make motions at the Meeting.

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Unregistered Shareholders

Most shareholders of the Company are “beneficial” or “unregistered” Shareholders.

You are an unregistered Shareholder if you beneficially own Shares that are held in the name of an intermediary (such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees; each an “Intermediary”, and collectively, “Intermediaries”). The following information is of significant importance to Shareholders who do not hold Shares in their own name.

Unregistered Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by registered Shareholders or as set out in the following disclosure. If Shares are listed in an account statement provided to a Shareholder by an Intermediary, those Shares are probably not registered in the Shareholder’s name. Such Shares will probably be registered in the name of the Intermediary, or its nominee, and can only be voted through a duly completed Proxy given by the Intermediary. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from unregistered Shareholders in advance of meetings of shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. Without specific instructions, Intermediaries are prohibited from voting Shares for their clients. Therefore, each unregistered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

There are two kinds of unregistered Shareholders – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of securities they own knowing who they are (called “NOBOs” for Non Objecting Beneficial Owners).

In accordance with 54-101, the Company has elected to deliver the Meeting Materials indirectly through Intermediaries for onward distribution to NOBOs and OBOs (unless such Shareholder has waived the right to receive such materials). The Company does not intend to pay for Intermediaries to forward to OBOs, under NI 54-101, the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive these materials unless the OBO’s Intermediary assumes the cost of delivery.

Generally, unregistered Shareholders who have not waived the right to receive proxy-related materials will be given a Voting Instruction Form (“VIF”) which must be completed and signed by the unregistered Shareholder in accordance with the directions in the VIF. Unregistered Shareholders should follow the instructions of their Intermediary carefully to ensure that their Shares are voted at the Meeting. The VIF or proxy supplied to you by your broker will be similar to the proxy provided to registered Shareholders by the Company; however, its purpose is limited to instructing the Intermediary on how to vote your Shares on your behalf.

Most Intermediaries in Canada and the United States of America (“USA”) delegate responsibility for obtaining instructions from clients to a third-party corporation such as Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge mails a VIF in lieu of the Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Shares at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Shares at the Meeting and that person may be you. To exercise this right, specify the name of the desired representative (which may be you) in accordance with the instructions provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

Information Circular 2022 |	3

If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted or to have an alternative representative duly appointed to attending the Meeting and vote your Shares at the Meeting.

Shareholders with questions respecting the voting of Shares held through an Intermediary should contact that Intermediary for assistance.

Revocation of Proxies and VIFs

Shareholders have the power to revoke Proxies previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy or VIF, as applicable, bearing a later date) signed by a Shareholder or the Shareholder’s attorney authorized in writing and, for a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. Such instrument must be delivered to Computershare as set out under the heading ‘Information about Voting – Appointment of Proxyholders’ above, to the Company as set out under the heading ‘Additional Information’ below or to the Company’s registered office (at Suite # 650 - 1021 West Hastings Street, Vancouver, BC, Canada V6E 0C3 or by fax to (+1) 604-558-7695 any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Shares are the only class of shares of the Company entitled to be voted at the Meeting. All issued Shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only Shareholders of record as at the close of business on May 18, 2022 (the “Record Date”) will be entitled to vote at the Meeting or any adjournment thereof. As at the Record Date, the Company has 68,709,393 common shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, as at the Record Date, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities as at Record Date	Percentage of Issued Voting Securities
Deutsche Balaton Aktiengesellschaft (“DB”)(1)	9,825,561	14.30%
BlackRock, Inc.	8,827,214	12.85%

(1)	DB, together with DELPHI Unternehmensberatung AG (“DU”), Sparta AG (“SP”), AEE Gold AG (“AE”) and 2invest AG (“2i”) whose principal businesses are to invest their own funds are together hereinafter referred to as “Joint Actors”. DB owns a majority interest in SP. DU indirectly owns a majority interest in DB. Wilhelm Konrad Thomas Zours, an individual and the sole member of the board of management of DU, owns a majority interest in DU. The Company believes that the Joint Actors directly or indirectly, have control and direction over the number and percentage of Shares indicated above.

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ADVANCE NOTICE MATTERS

The Company does not have an Advance Notice Policy in place.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, no connected person has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “connected person” shall include each person or company: a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s prior financial year, b) who is a proposed nominee for election as a director of the Company, or c) who is an associate or affiliate of the foregoing person or company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, proposed director or any associate or affiliate of an informed person or nominee had any material interest, direct or indirect, in any transaction or any proposed transaction which, in either case, has materially affected or would materially affect Skeena or any of its subsidiaries.

An ”informed person” means:

a)	a director or executive officer of the Company,

b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company,

c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

d)	the Company itself, if and for so long as it holds any of its securities that it has purchased, redeemed or otherwise acquired.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, executive officers or employees of the Company or any subsidiary are indebted to the Company or any subsidiary as at the date hereof, nor were any of them indebted to the Company or any subsidiary during the financial year ended December 31, 2021.

None of the current or former directors and executive officers of the Company, proposed nominees for election as directors of the Company or associates of any such persons are, as at the date hereof or at any time during the financial year ended December 31, 2021 have been, indebted to the Company, any subsidiary or to any third party to which the Company or any subsidiary have provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding in connection with a securities purchase or other program.

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BUSINESS AT THE MEETING

The following business will be conducted at the meeting:

	Business at the Meeting	Board Voting Recommendation	Page Reference
1.	Shareholders to receive the audited financial statements of the Company for the years ended December 31, 2021 and December 31, 2020 and the auditor’s report thereon, together with the interim financial statements for the period ended March 31, 2022	n/a	6
2.	To set the number of directors of the Company at five (5)	FOR	6
3.	To elect Craig Parry, Greg Beard, Walter Coles Jr., Suki Gill, and Randy Reichert as directors of the Company for the ensuing year	FOR	7
4.	To appoint KPMG LLP as the Company’s auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration	FOR	14
5.	To consider such other business as may properly come before the Meeting	n/a	14

FINANCIAL STATEMENTS

Our audited consolidated financial statements and management’s discussion and analysis for the years ended December 31, 2021 and 2020 are available upon request from the Company. These documents were previously sent to shareholders in accordance with applicable corporate and securities laws and can also be found on the Investors section of our website at www.skeenaresources.com or under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2021 and December 31, 2020 together with the reports of the auditors thereon, as well as the interim financial statements of the Company for the three-month period ended March 31, 2022, will be placed before the Shareholders at the Meeting, but no Shareholder vote is required in connection with these documents.

NUMBER OF DIRECTORS

Management proposes that the number directors on the Company’s Board be set at five (5) for the ensuing year.

Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at five (5), subject to such increases as may be permitted by the Articles of the Company and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).

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We recommend a vote “FOR” the approval of the resolution setting the number of directors for the ensuing year at five (5).

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the approval of the resolution setting the number of directors for the ensuing year at five (5).

ELECTION OF DIRECTORS

Each director elected holds office until our next annual general meeting, or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA.

Shareholders will be asked at the Meeting to vote for the election of the five (5) director nominees proposed by management. Each Shareholder will be entitled to cast their votes for or withhold their votes from the election of each director nominee.

We recommend a vote “FOR” the election of each of the director nominees.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the election of the five (5) director nominees.

Director Nominees

The persons below are management’s nominees to the Board. The following disclosure sets out brief biographies and other relevant information for each of the nominees proposed for election to the Board. Management contemplates that each of the following five (5) nominees will be able to serve as director.

None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and a third party.

The following information concerning the directors has been furnished by each of them.

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(1)	Includes principal occupation for preceding five years.

(2)	Mr. Parry was appointed to the Nomination and Corporate Governance Committee subsequent to December 31, 2021.

(3)	Cash compensation paid as Director for the year ended December 31, 2021, was $85,000. The balance is comprised of the Black Scholes valuation of stock options granted at an exercise price of $13.58 which are without realizable value below that share price.

(4)	The number of Shares, Options and RSUs of the Company as of the date of this Circular beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially is expected to own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.

(5)	See “Director Share Ownership Guidelines” section below for more information.

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WALTER COLES JR.

Mr. Coles has served as CEO and President for several Toronto Venture Stock Exchange listed junior mining exploration and development companies, throughout the past seven years. Mr. Coles entered the mining business as part of an effort to develop a mineral resource discovered on family farmland in Virginia. He was previously an analyst for Cadence Investment Partners, from 2005 through to 2007. Prior to that Mr. Coles worked for UBS Investment Bank in New York as a Senior Research Analyst in the bank's High Yield Group. Mr. Coles started at UBS Investment Bank in 1999 as an Associate reporting to the bank's Global Head of Fixed Income Strategy. Mr. Coles holds a B.A. in Economics from the University of Richmond.

Age

50

Present Position in Company

CEO & Director

Residence

San Juan, Puerto Rico

Director Since

December 18, 2013

Present Principal Occupation [1]

CEO (since December 18, 2013) of the Company.

Board Member Statistics

Board/Committee Memberships	2021 Meeting Attendance	Attendance Total	2021 Compensation [2]
Board of Directors	6 of 6	100%	$5,735,862

Securities Held [3]

			Securities Ownership Policy Compliance [4]			
Shares	Options	RSUs	Ownership Requirement	Value of Securities Held	Policy Compliance	Compliance Deadline
668,975	1,198,125	93,270	N/A	N/A	✓	19-04-2027

Other Public Board Directorships

Gold Bull Resources Corp.

2021 Voting Results

Votes For	Percentage	Votes Withheld	Percentage
86,918,381	99.99%	9,002	0.01%

(1)	Includes principal occupation for preceding five years.

(2)	Cash compensation paid as base salary for the year ended December 31, 2021, was $500,000, with cash incentive compensation earned of $420,497. The balance is comprised of the Black Scholes valuation of stock options granted at an exercise price of $13.58 which are without realizable value below that share price.

(3)	The number of Shares, Options and RSUs of the Company as of the date of this Circular beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially is expected to own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.

(4)	See “Director Share Ownership Guidelines” section below for more information.

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(1)	Includes principal occupation for preceding five years.

(2)	Mr. Reichert was appointed to the Board on October 1, 2021.

(3)	Cash compensation and Director fees ordinarily paid in cash for the year ended December 31, 2021, was $56,183. In addition, 3,990 Restricted Share Units were granted to Mr. Reichert, and will vest two years from grant date. The balance is comprised of the Black Scholes valuation of stock options granted at an exercise price of $12.52 which are without realizable value below that share price.

(4)	The number of Shares, Options and RSUs of the Company as of the date of this Circular beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially is expected to own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.

(5)	See “Director Share Ownership Guidelines” section below for more information.

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SUKHJIT (SUKI) GILL

Ms. Gill currently serves as a partner at Smythe LLP. She is a Chartered Accountant with 19 years experience and specializes in providing assurance services to publicly traded companies operating in the resource industry, as well as private companies across a number of industries in both Canada and the US. Ms. Gill is on the board of directors for Provincial Health Services Authority.

Age

45

Present Position in Company

Director

Residence

Vancouver, British Columbia

Director Since

January 10, 2020

Present Principal Occupation [1]

Partner (since 2012) at Smythe LLP.

Board Member Statistics

Board/Committee Memberships	2021 Meeting Attendance	Attendance Total	2021 Compensation [2]
Board of Directors	6 of 6	100%	$840,945
Audit Committee (Chair)	4 of 4	100%	
Compensation Committee	5 of 5	100%	

Securities Held [3]

			Securities Ownership Policy Compliance [4]			
Shares	Options	RSUs	Ownership Requirement	Value of Securities Held	Policy Compliance	Compliance Deadline
64,583	202,882	5,178	120,000	$850,558	✓	19-04-2027

Other Public Board Directorships

N/A

2021 Voting Results

Votes For	Percentage	Votes Withheld	Percentage
86,921,731	99.99%	5,652	0.01%

(1)	Includes principal occupation for preceding five years.

(2)	Cash compensation paid as Director for the year ended December 31, 2021, was $55,000. The balance is comprised of the Black Scholes valuation of stock options granted at an exercise price of $13.58 which are without realizable value below that share price.

(3)	The number of Shares, Options and RSUs of the Company as of the date of this Circular beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially is expected to own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.

(4)	See “Director Share Ownership Guidelines” section below for more information.

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(1)	Includes principal occupation for preceding five years.

(2)	Mr. Beard was appointed to the Audit Committee subsequent to December 31, 2021.

(3)	Cash compensation paid as Director for the year ended December 31, 2021, was $47,500. The balance is comprised of the Black Scholes valuation of stock options granted at an exercise price of $13.58 which are without realizable value below that share price.

(4)	The number of Shares, Options and RSUs of the Company as of the date of this Circular beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially is expected to own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.

(5)	See “Director Share Ownership Guidelines” section below for more information.

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Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, to the best of management’s knowledge no proposed director is, or has been within the last ten years, a director, or executive officer of any company (including the Company) that:

a)	while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (hereinafter referred to as an “Order”); or

b)	after that person ceased to be a director or executive officer, was subject to an Order which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or

c)	while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as set forth below, to the best of management’s knowledge no proposed director has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Beard was a director of EP Energy Corp. which is an oil and gas company that was publicly traded on the OTC Markets, incorporated in Delaware and active in Texas and Utah. In October of 2019, EP Energy Corp. sought a Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of Texas.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Conflicts of Interest

There does not exist any conflict of interest or potential material conflict of interest between the Company and any director of officer of the Company.

Skeena may, from time to time, become involved in transactions in which directors and officers of the Company have a direct interest or influence. The interests of these persons could conflict with those of the Company, and fiduciary duty may be impaired as a result. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws, as well as the Company’s Code of Business Conduct & Ethics. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith, and in the best interests of the Company.

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Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if the number of Shares withheld from voting exceeds the number of Shares voted in favor of the nominee, the nominee will be considered not to have received the support of the Shareholders, even though he or she may have been duly elected as a matter of corporate law.

A person elected as a director who is considered under the foregoing threshold not to have the confidence of Shareholders must immediately submit to the Board his or her resignation for consideration by the Board. Any director who tenders his or her resignation pursuant to the Majority Voting Policy may not participate in or attend any meeting of the Board to consider whether his or her resignation should be accepted, unless his or her attendance is required to obtain quorum. If the director attends a meeting solely in order to permit the Board to attain quorum, he or she must attend in silence, may not contribute to any discussion and must abstain from all votes of the Board.

The resignation will be considered by the Board as soon as possible, but in any case, within 30 days after the Shareholder meeting at which the election of directors occurred. The Board will accept the resignation, absent exceptional circumstances. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation). The resignation will be effective when accepted by the Board.

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, subject to any corporate law restrictions, the Board may: (a) proceed to fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the Shareholders; (b) determine not to fill the vacancy until the next annual meeting; (c) call a special meeting of Shareholders at which time there will be presented one or more management nominees to fill the vacant position; or (d) reduce the size of the Board.

The Majority Voting Policy does not apply in respect of any contested Shareholders’ meeting, which means any meeting of Shareholders where the number of directors nominated for election and voted on is greater than the number of seats available on the Board.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Professional Accountants (“KPMG”) as our auditor to hold office until the next Annual General Meeting of Shareholders at remuneration to be fixed by the directors.

KPMG has served as our auditor since January 6, 2022.

We recommend a vote “FOR” the appointment of KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next Annual General Meeting of Shareholders at remuneration to be fixed by the directors.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the appointment of KPMG at remuneration to be fixed by the directors.

OTHER BUSINESS

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Circular, but if such should occur, you (or your proxyholder if you are voting by proxy) can vote as you see fit. The persons named in the accompanying Form of Proxy intend to vote on any such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

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COMPENSATION DISCUSSION AND ANALYSIS

KEY HIGHLIGHTS OF THE COMPANY’S EXECUTIVE AND DIRECTOR COMPENSATION PROGRAMS

Provided below are highlights of the Company’s compensation programs covering both the NEOs and non-executive directors:

•	Pay for performance – The vast majority of NEO compensation is tied to “at risk” pay in the form of annual incentives and long-term incentives (namely stock options). For the CEO, 70% of target compensation is at risk, and the average target for the other four NEOs is 58% at risk.

•	Regular review of peer group – The Compensation Committee regularly reviews the applicability and continued relevance of the compensation peer group for NEOs and directors and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company’s operations.

•	Relevant performance metrics – The performance metrics and expected performance levels for the annual incentive plan are reviewed on an annual basis to ensure the metrics and expected levels appropriately focus the NEOs on relevant activities for the business and tie payouts to achieving positive outcomes for the Company and our Shareholders. For 2021, metrics incorporated operational execution on the Eskay Creek and Snip projects, positive year-over-year share price performance, resource growth, performance against budget as well as regulatory, environmental and safety initiatives.

•	Threshold performance expectations before incentive payouts are made – Threshold performance expectations are set to make sure that a minimum level of performance is achieved against annual incentive performance metrics before payouts can be made for that metric. If threshold performance is not achieved under the annual incentive performance metrics then no annual incentive will be paid for that metric. Stock option grants, due to the requirement for the Company’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also ensure a minimum share-performance level in order for an incentive to be payable.

•	Caps on incentive payouts – Annual incentive payouts are capped at 150% of target for each NEO to ensure affordability for the Company.

•	Modest benefits – Benefits are set at competitive levels, but represent a small part of total executive compensation. These represent an investment in the health and wellbeing of our executives and contribute to attracting and retaining top talent.

•	Independent Advice on compensation levels and structure – The Compensation Committee has engaged with Global Governance Advisors since 2020 to support the Compensation Committee in making decisions regarding executive and Board compensation at the Company (see “Compensation Review Process” below for more information).

•	Director share ownership requirements – In April 2022, the Company adopted share ownership requirements for non-executive directors. Owning an equity stake in our Company is intended to promote an alignment of interests between the Company’s directors and Shareholders.

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•	Limits on equity compensation to independent directors – In 2021, the Company imposed a restriction limiting equity compensation to non-executive directors to $150,000 per calendar year.

•	Review of compensation risk – The Compensation Committee monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking.

•	No guaranteed increases in executive employment agreements – NEO employment agreements do not contain any guaranteed increases in compensation levels.

•	No re-pricing, backdating or exchanges of long-term incentive awards – Skeena does not re-price, backdate or exchange long-term incentive awards.

•	No excessive Change of Control or Termination without Cause severance obligations – NEO severance obligations are capped at no higher than 24 months in the case of a change of control of the Company and no higher than 12 months in the case of termination without cause which falls within acceptable market norms.

•	No hedging of Skeena securities – The Company’s Corporate Disclosure & Insider Trading Policy includes the prohibition of hedging or derivative trading of Skeena securities for NEOs and non-executive directors.

•	No single-trigger change of control provisions – Change of control provisions in the Company’s employment agreements only trigger when there is both a change in control of the Company and a subsequent termination of employment.

COMPENSATION GOVERNANCE

During 2021, the Company had a fully independent Compensation Committee comprised of two members (Craig Parry and Suki Gill), with Craig Parry being Committee Chair. Each of the members of the Compensation Committee have experience in the areas of human resources and compensation that is relevant to overseeing and advising on the Company’s executive compensation practices. Mr. Parry is a current and former director and officer of various publicly traded mineral exploration companies. In that role, he has reviewed and analyzed compensation strategy, practices and structures at both the Board and management levels. The Compensation Committee members had the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices during 2021. The Compensation Committee’s responsibilities, powers and operation are summarized in the section below and as described in detail in the Compensation Committee Charter which is available on the governance page of our website.

EXECUTIVE COMPENSATION OBJECTIVES AND PHILOSOPHY

The Board recognizes that the Company’s success depends greatly on its ability to attract, retain and motivate high performing employees, which can only occur if the Company has an appropriately structured and implemented compensation program.

The executive compensation program is intended to motivate our executive officers to achieve Skeena’s strategic objectives and operational plans and create outstanding shareholder value, while staying true to our mission, vision and values. Our executive compensation philosophy has the following four core goals:

1.	to assist the Company in attracting and retaining high quality employees and executives with the requisite skill set

2.	to align our executive team’s interests with those of our Shareholders;

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3.	to encourage and motivate outsized performance by reflecting each executive’s performance, expertise, and impact; and

4.	to align with the Company’s past performance and current state of development.

Since 2020, the Company through the Compensation Committee has engaged Global Governance Advisors (“GGA”), an independent compensation advisor with significant global executive and director compensation experience, to evaluate and provide recommendations on formalizing the Company’s executive and director compensation programs to be market-competitive among a defined “Peer Group” (as detailed below) and in the overall mining marketplace. This evaluation included analysis of the Company’s Peer Group and comparison of total direct compensation (base salary plus short-term incentive and long-term incentive) levels along with analysis of the Company’s short and long-term design practices relative to the competitive market. The Company’s Peer Group is reviewed periodically to ensure it remains generally aligned with the current size and scope of the Company’s operations. The Peer Group is aimed at companies that generally meet the following criteria:

•	Companies with a market capitalization between 25% and 400% of Skeena;

•	Companies within the same industry segment as Skeena (i.e. precious metals mining and development);

•	Companies with recent rapid growth in market capitalization comparable to Skeena’s;

•	Companies who are generally in the exploration, construction or early production phase;

•	Companies with a similar business strategy and scope of operations to Skeena; and

•	Publicly traded companies on major North American exchanges.

The Company’s current Peer Group consists of the following companies:

Artemis Gold Inc.	Orla Mining Ltd.
Corvus Gold Inc.	Osisko Mining Inc.
Ero Copper Corp.	Pure Gold Mining Inc.
Gatos Silver Inc.	Sabina Gold & Silver Corp.
MAG Silver Corp.	Seabridge Gold Inc.
Marathon Gold Corp.	Silvercorp Metals Inc.
NovaGold Resources Inc.	SilverCrest Metals Inc.

GGA last completed a compensation review for the Company’s executives and non-employee directors in the fall of 2021, which took into account Skeena’s continued market capitalization growth and new dual-listing in the United States. The Peer Group is intended to evolve over time as the nature of Skeena’s operations changes and it moves closer to a construction decision on the Eskay Creek Project.

The Company’s compensation program seeks to reward an executive officer’s current and future expected performance. Individual performance is reviewed for all executive officers based largely on a quantitative and qualitative evaluations of the Company’s achievement of specific corporate objectives for which the executive shares responsibility.

The Board has adopted a Corporate Disclosure & Insider Trading Policy which includes the prohibition of hedging and derivative trading for members of the Board and senior management of the Company. During 2021, no Named Executive Officer or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

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COMPENSATION REVIEW PROCESS

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board, compensation policies and guidelines for executives and directors and for implementing and overseeing compensation policies approved by the Board. It is assisted in this by an external compensation consultant (GGA) who performs a benchmarking comparison with a group of peer companies, and provides recommendations and guidance to the Compensation Committee in setting appropriate levels of remuneration and in creating an appropriate compensation structure for selected senior employees within the company. Additionally, in assessing compensation levels, the Compensation Committee relies on the experience of their members as officers, directors and auditors of other publicly traded mineral exploration and development companies. The purpose of this assessment process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

•	identify and understand any gaps that may exist between the Company’s compensation rates and compensation paid by other companies; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary, bonus, and participation in equity compensation arrangements such as the Stock Option Plan and Restricted Share Unit Plan.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Compensation Committee is required to pre-approve any compensation related engagements by GGA. Although management of the Company may work with GGA on compensation specifics, GGA reports directly to the Compensation Committee in all engagements undertaken. The Company incurred the following fees for GGA’s work over the past two years:

Year	Executive Compensation Related Fees	All Other Fees
2021	$34,050	$30,000
2020	$50,450	$0

During 2021, the Compensation Committee engaged GGA to review the Company’s peer group as well as provide a comprehensive compensation benchmark analysis for our top six executives and non-employee directors against the approved peer group. This included analysis of competitive compensation levels, but also the short and long-term incentive plan designs at the Company and our peers. In addition, GGA provided additional governance-related support in reviewing select policies and committee charters as part of a broader governance review for the Company.

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In 2020, the Compensation Committee engaged GGA to review the Company’s peer group at the time as well as provide a comprehensive compensation benchmark analysis for our top six executives and non-employee directors against the approved peer group. This included analysis of competitive compensation levels, but also the short and long-term incentive plan designs at the Company and our peers. In addition, GGA also provided advice to the Committee on the drafting of a Restricted Share Unit Plan document for approval by Shareholders.

Elements of Executive Compensation Program

During 2021, the Company’s compensation program was comprised of four (4) components:

a.	Base salary;

b.	Incentive bonus (short term);

c.	Equity compensation through the Stock Option Plan and Restricted Share Unit Plan (long term); and

d.	Employee benefits.

Component	Rationale & Process
Base Salary

•       Forms the basis for attracting talent, and comparing to and remaining competitive with the market.

•       Fixed, and used to determine other aspects of the compensation program.

•       Targeted at the median of the peer group while also taking into account the factors listed below.

•      Determined at the beginning of the year based on benchmarking performed by an independent consultant and grounded in market-based data. The base salary for each NEO is based on an assessment of the current competitive market, economic conditions, compensation levels within the peer group, company performance (both on an absolute basis and relative to the peer group) and the particular skills of each NEO such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

•   Using market-based data from the external benchmarking comparison, budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee performs an assessment of the compensation of the NEOs. The Compensation Committee then sets the base salaries of the CEO, CFO and other NEOs.

Incentive Bonus

•      Links pay to corporate and/or personal achievements for the year.

•      Incentive bonus opportunity targeted at the median of the peer group with ability to pay above median when Superior results are achieved.

•    Incentive bonus criteria are established at the start of the year and include specific targets and corporate goals. Successful achievement of an incentive bonus target will trigger a partial incentive bonus payout using a balanced scorecard approach. The Compensation Committee assesses NEO performance against the incentive bonus criteria annually and, if criteria are met, approves the payment of incentive bonuses. If a minimum ‘threshold’ level of performance is not achieved then no incentive bonus is paid to an NEO.

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Component	Rationale & Process
Equity Compensation (e.g. Stock Option Plan and Restricted Share Unit Plan)

•       Links pay to the longer-term performance of the Company’s shares.

•     The level of Equity compensation granted is targeted at the median of the peer group with the ability to realize value from equity above median when superior share price performance is achieved for the Company’s Shareholders.

•     The Company has historically granted long-term incentives in the form of stock options, which vest over a three-year period and have a 5-year term to expiry. Stock Options are granted to encourage share ownership and creative value-creation for Shareholders in those receiving Options. They also help align the interests of the NEOs with the interests of Shareholders by linking a component of executive compensation to the longer-term performance of the Company’s Shares.

•      The Company also has shareholder approval for an RSU Plan, which allows for the granting of incentive shares in lieu of cash as well as the granting of time and/or performance-based share units that cover up to a 3-year period. RSUs are granted to encourage share ownership, promote retention of key executives and to help align the interests of NEOs with the interests of Shareholders by linking a component of executive compensation to the longer-term performance of the Company’s Shares.

Employee Benefits

•     Participation in the Company’s employee group benefits plans is provided to each NEO where available.

•     There is no pension plan for the NEOs.

•     Benefits are designed to be competitive overall with equivalent positions in the mining industry of similar size and scope.

Base Salary

In determining the annual base salary, the Board, with the recommendation of the Compensation Committee, considered the following factors:

•	current competitive arket and economic conditions;

•	compensation levels within the peer group;

•	Company performance as compared with the peer group; and

•	particular skills of each NEO, such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

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The annual base salaries for NEOs were as follows:

Named Executive Officer and Position	2021 Base Salary ($)	2020 Base Salary ($)	% change YOY(1)
Walter Coles Jr., CEO	$500,000	$350,000	43%
Andrew MacRitchie, CFO	$325,000	$240,000	35%
Shane Williams, Chief Operating Officer (“COO”)	$375,000	$325,000	15%
Paul Geddes, SVP Exploration & Resource Development	$295,000	$290,000	2%
Justin Himmelright, SVP External Affairs & Sustainability	$300,000	$200,000	50%

(1)	Year-over-year change reflects the underlying peer group salary data for comparable roles, the material increase of the Company’s market capitalization, the desire to retain the team responsible for the operational advances that were largely responsible for the increase in the Company’s market capitalization, as well as to reflect the significant achievements in advancing the Eskay Creek Project between 2020 and 2021.

Incentive Bonus Payments

The incentive bonuses are payable in cash, and the amount payable is based on the Compensation Committee’s assessment of performance against pre-established objectives and targets in a balanced scorecard. While the objectives are largely tied to Company results, the specific metrics, scorecard weightings and performance expectations are tailored to each executive to ensure appropriate line-of-sight between the results achieved and the incentive bonus payout earned.

The table below summarizes the target incentive bonus opportunity as a percentage of base salary established by the Compensation Committee at the beginning of the year.

Named Executive Officer and Position	Incentive Bonus Opportunity (% of Base Salary)
Walter Coles Jr., CEO	80%
Andrew MacRitchie, CFO	60%
Shane Williams, COO	60%
Paul Geddes, SVP Exploration & Resource Development	50%
Justin Himmelright, SVP External Affairs & Sustainability	50%

In respect of the 2021 financial year, the Board, with the recommendation of the Compensation Committee, awarded performance bonuses to the NEOs. The Board, at its discretion, completed the final assessment of 2021 performance in December 2021.

Balanced scorecard criteria for the determination of the NEOs’ 2021 incentive bonus amounts fell into the following categories:

2021 Balanced Scorecard

Incentive Bonus Criteria & Weightings

Named Executive Officer	Share Price Return	Investor Interest	Resource Growth	Project Milestones	Regulatory Compliance	Maintain Budgets	Safety and Environment
CEO	50%	15%	10%	15%			10%
CFO	15%	15%		20%	15%	25%	10%
COO	5%			45%		40%	10%

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2021 Balanced Scorecard

Incentive Bonus Criteria & Weightings

Named Executive Officer	Share Price Return	Investor Interest	Resource Growth	Project Milestones	Regulatory Compliance	Maintain Budgets	Safety and Environment
SVP Exploration & Resource Development	10%		55%			25%	10%
SVP External Affairs & Sustainability	10%			70%		5%	15%

The following table shows the results against the 2021 corporate performance measures:

Category	2021 Performance Measure	2021 Performance Factor
Share Price Return	Share Price Increase of 100%	0.983
Investor Interest	Raise dollars to fund planned activities	1.40 (CEO) 1.00 (CFO)
Resource Growth	Eskay Creek Resource Growth	1.00
	Snip Resource Growth	1.00
Project Milestones	Completion of Eskay Creek Pre-Feasibility Study	1.50
	Eskay Creek Feasibility Study Progress	1.00 (CEO) 0.50 (COO)
	PEA Update on Snip Project	1.00
	Eskay & Snip Permitting Progress	1.00
	Impact Benefit Agreement Progress	1.00
	Secure Accelerating Permitting for Eskay Creek by Selling Spectrum	1.50
	NYSE Listing	0.75
Regulatory Compliance	Improvements to Financial Reporting	0.75
Maintain Budgets	Meet Allocated Budget Objectives	1.50 (CFO, COO) 1.00 (SVP Exp) 0.50 (SVP Sust)
Safety	Improve Safety Performance	1.00 (CEO, CFO, COO) 1.50 (SVP Exp, SVP Sust)
	Reduce Environmental Risks	1.00

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The following table shows the performance results of the NEOs relative to their respective objectives:

NEO	Target Incentive Bonus Opportunity (% of Base Salary)	2021 Performance Factor	Actual Incentive Bonus ($)	Actual Incentive Bonus (% of Base Salary)
Walter Coles Jr.	80%	105.2%	$420,697	84%
Andrew MacRitchie	60%	103.4%	$201,670	62%
Shane Williams	60%	104.9%	$236,064	63%
Paul Geddes	50%	104.8%	$154,631	52%
Justin Himmelright	50%	104.8%	$157,252	52%

Equity Compensation

The Company provides for equity participation in the Company through its Stock Option Plan and Restricted Share Unit Plan. The Company’s maximum allocation for the Stock Option Plan and the Restricted Share Unit Plan is an aggregate of 10% of the outstanding common shares of the Company from time to time, broken down as follows:

•	Stock Option Plan – Up to 10% of the issued and outstanding Common Shares from time to time for stock options granted under the Stock Option Plan (subject to a smaller percentage in the event RSUs are granted under the Restricted Share Unit Plan).

•	Restricted Share Unit Plan – Up to 5% of the issued and outstanding Common Shares from time to time to settle in restricted share units (“RSUs”), including time-based and performance-based share units (subject to a smaller percentage in the event more than 5% of shares outstanding are granted under the Stock Option Plan).

The granting of stock options and RSUs is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the long-term interests of shareholders while also aiding in building share ownership and retention for the Company’s employees.

Stock Option Plan

The Stock Option Plan is designed to encourage Share ownership and creative value-creation for shareholders in those receiving Options. The Compensation Committee believes that the Stock Option Plan aligns the interests of the NEOs with the interests of Shareholders by linking a component of executive compensation to the longer-term performance of the Shares.

The Stock Option Plan has been prepared by the Company in accordance with the policies of the TSX. The full text of the Stock Option Plan, as amended, has been filed on June 1, 2021 on the Company’s SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov, as well as on the Company’s website. It is described in additional detail within this document under the heading “Securities Authorized for Issuance under Equity Compensation Plans.”

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Following the 2021 Annual General Meeting, minor amendments were made to the Stock Option Plan primarily to limit the grant of new Options to any non-executive director to an aggregate value of C$100,000 per year.

The Stock Option Plan is in the form of a rolling plan, which reserves for issuance up to a maximum of 10% of the issued and outstanding Shares at any time, less any Shares currently reserved pursuant to grants under any other equity incentive plan of the Company, including the Company’s RSU Plan. The Stock Option Plan is administered at the Board level. Subject to the provisions of the Stock Option Plan, the Board in its sole discretion will determine all Options to be granted pursuant to the Stock Option Plan, the exercise price therefor and any special terms or vesting provisions applicable thereto. The Board complies with all TSX and other applicable regulatory requirements in granting Options and otherwise administering the Stock Option Plan. The Company does not permit any loans to plan participants for the purpose of exercising or settling equity awards, and Options are not assignable.

Historically, as is common for early stage exploration companies, Options were granted to NEOs from time to time, as the Compensation Committee believed was appropriate in the circumstances and in such amounts as were determined by the Compensation Committee and approved by the Board. In determining the distribution of Option grants, the Compensation Committee took into account the Options previously granted by the Company. In addition, the Committee would consider each individual’s performance and the Committee’s assessment of each individual’s contribution to increasing Shareholder value. Looking ahead to future Option grants, the Compensation Committee is developing target ratios among the four components of compensation for each NEO. These ratios will assist the Compensation Committee in objectively determining the appropriate value of equity compensation for members of senior management.

The Stock Option Plan authorizes Options to be granted to the Optionees on the following terms:

1.	The number of Shares available for issuance pursuant to outstanding stock options or any other Share Compensation Arrangement, including the RSU Plan, cannot exceed an aggregate of 10% of the issued Shares.

2.	Unless otherwise determined in the discretion of the Board, the number of Shares that may be reserved for issuance under the Stock Option Plan to any one Optionee, other than non-executive Directors, will not exceed 5% of the Outstanding Shares on a non-diluted basis, less any Common Shares reserved for issuance to such Optionee under Share Compensation Arrangements other than the Stock Option Plan. The aggregate number of Common Shares issuable to Optionees who are non-executive Directors, at any time, under all of the Share Compensation Arrangements, may not exceed five (5%) percent of the issued and outstanding Common Shares. In addition, the aggregate equity award value, based on the date of grant fair value of all awards granted under all of the Share Compensation Arrangements of the Company to any one award-recipient who is a non-executive Director may not exceed $150,000 within any one financial year of the Company, of which no more than $100,000 may be granted in the form of Options; however, such limits shall not apply to Restricted Share Units granted to the non-executive Director in lieu of any cash retainer or meeting fees and such Restricted Share Units may not be included in determining the limits where the aggregate accounting fair value on the date of grant of such Restricted Share Units is equal to the amount of the cash retainer or meeting fees in respect of which such Restricted Share Units were granted.

3.	Approval by disinterested Shareholders must be obtained (such approval has not been, nor is it intended to be, sought) if stock options granted under the Stock Option Plan, together with all of the Company’s previously established and outstanding stock options, stock option plans, employee stock purchase plans, incentive share plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, could result in the grant to insiders of Options, incentive shares or other awards granted pursuant to an equity incentive plan, to purchase that number of Shares exceeding 10% of the outstanding Shares.

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4.	The exercise price of the Options cannot be set at less than the market price of the Shares on the day before the granting of the Options.

5.	The Options may be exercisable for up to ten years.

6.	The Options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company’s management corporation and within a period thereafter not exceeding the earlier of:

(a)	the original expiry date;

(b)	90 days (or such longer period as the Board may determine) after ceasing to be a director, officer, employee or consultant for any reason other than death; or

(c)	if the Optionee dies, within one year from the Optionee’s death.

7.	The Options are not assignable except to a wholly-owned holding corporation or to a beneficiary upon the death of the Optionee.

8.	No financial assistance is available to Optionees under the Stock Option Plan.

9.	Any amendments to the Stock Option Plan or outstanding stock options are subject to the approval of the TSX and, if required by the TSX or the Stock Option Plan, of the Shareholders, possibly with only ‘disinterested Shareholders’ being entitled to vote. Disinterested Shareholder approval must be obtained for the reduction of the exercise price of Options (including the cancellation and re-issuance of Options so as to effectively reduce the exercise price) of Options held by insiders. The amendment to an outstanding Option will also require the consent of the Optionee.

No Options have been granted under the Stock Option Plan which are subject to Shareholder approval.

In addition to determining the number of Shares to be granted pursuant to the methodology outlined above, the Compensation Committee also recommends to the Board, subject to and in accordance with the provision of the Stock Option Plan, the following terms of the Options:

•	the exercise price – no Options may be granted with an exercise price of less than the market price; however, the Board typically sets exercise prices at or slightly above the market price;

•	the vesting – the Board intends to have future Options vest over three years on the following schedule: 1/3 after 1 year, 1/3 after 2 years, and 1/3 after 3 years;

•	the Option term – maximum term is 10 years from the grant date, however all options currently outstanding were issued with a term of 5 years. Notably, an Option’s term is automatically extended if an Option expires during a blackout period; and

•	any other material terms and conditions.

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Unless otherwise determined by the Board, Options will expire upon the earliest of:

•	90 days following the resignation or termination of contract with a participant for vested Options;

•	the date of resignation or termination of contract with a participant for unvested Options;

•	twelve months after the death or disability of a participant, for Options that have vested on date of death or disability (unvested Options are forfeited); and

•	the end of the Option term.

Housekeeping Amendments to Stock Option Plan

(a)            Grant Limits for Non-Executive Directors

The amendments to the Stock Option Plan that were approved by the Board on June 20, 2021 include provisions that prescribe limits in respect of non-executive directors, as follows:

“Section 2.4. The aggregate number of Common Shares issuable to Optionees who are non-executive Directors, at anytime, under all of the Company’s Share Compensation Arrangements shall not exceed five (5%) percent of the issued and outstanding Common Shares. In addition, the aggregate equity award value, based on the Date of Grant fair value of all Awards granted under all of the Share Compensation Arrangements of the Company to any one Award-recipient who is a non-executive Director shall not exceed $150,000 within any one financial year of the Company, of which no more than $100,000 may be granted in the form of Options; however, such limits shall not apply to Restricted Share Units granted to the non-executive Director in lieu of any cash retainer or meeting fees and such Restricted Share Units shall not be included in determining the limits where the aggregate accounting fair value on the Date of Grant of such Restricted Share Units is equal to the amount of the cash retainer or meeting fees in respect of which such Restricted Share Units were granted.”

(b)            Incentive Stock Options

The amendments to the Stock Option Plan that were approved by the Board on June 20, 2021 include new provisions with respect to incentive Options, as follows:

“Section 3.11. The following provisions shall apply, in addition to the other provisions of the Plan which are not inconsistent therewith, to Options intended to qualify as incentive stock options (“ISOs”) under section 422 of the Code:

(a)	Options may be granted as ISOs only to individuals who are employees of the Company or any present or future “subsidiary corporation” or “parent corporation” as those terms are defined in section 424 of the Code (collectively, “Related Companies”) and ISOs shall not be granted to non-executive directors or independent contractors;

(b)	for purposes of this section, “Disability” shall mean “permanent and total disability” as defined in section 22(e)(3) of the Code;

(c)	if an Optionee ceases to be employed by the Company and/or all Related Companies other than by reason of death or Disability, Options shall be eligible for treatment as ISOs only if exercised no later than three months following such termination of employment;

(d)	the Exercise Price in respect of Options granted as ISOs to employees who own more than 10% of the combined voting power of all classes of stock of the Company or a Related Company (a “10% Shareholder”) shall be not less than 110% of the fair market value per Common Share on the Date of Grant and the term of any ISO granted to a 10% Shareholder shall not exceed five (5) years measured from the Date of Grant;

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(e)	Options held by an Optionee shall be eligible for treatment as ISOs only if the fair market value (determined at the Date of Grant) of the Common Shares with respect to which such Options and all other options intended to qualify as “incentive stock options” under section 422 of the Code held by such individual and granted under the Plan or any other plan of a Related Company and which are exercisable for the first time by such individual during any one calendar year does not exceed US$100,000;

(f)	by accepting an Option granted as an ISO under the Plan, each Optionee agrees to notify the Company in writing immediately after such Optionee makes a “Disqualifying Disposition” of any stock acquired pursuant to the exercise of such ISO; for this purpose, a Disqualifying Disposition is any disposition occurring on or before the later of (a) the date two years following the date the ISO was granted or (b) the date one year following the date the ISO was exercised;

(g)	notwithstanding that the Plan shall be effective when adopted by the Board, no ISO granted under the Plan may be exercised until the Plan is approved by the Company’s shareholders and, if such approval is not obtained within 12 months after the date of the Board’s adoption of the Plan, then all ISOs previously granted shall terminate and cease to be outstanding and the provisions of this Section 3.11 shall cease to have effect; furthermore, the Board shall obtain shareholder approval within 12 months before or after any increase in the total number of Common Shares that may be issued under the Plan pursuant to Awards intended to be ISOs or any change in the class of employees eligible to receive ISOs under the Plan;

(h)	no modification of an outstanding Option that would provide an additional benefit to an Optionee, including but not limited to a reduction of the Exercise Price or extension of the exercise period, shall be made without consideration and disclosure of the likely U.S. federal income tax consequences to the Optionees affected thereby; and

(i)	ISOs shall be neither transferable nor assignable by the Optionee other than by will or the laws of descent and distribution and may be exercised, during the Optionee’s lifetime, only by such Optionee.”

(c)            USA Tax Matters

The amendments to the Stock Option Plan that were approved by the Board on June 20, 2021 include new provisions with respect to the United States Internal Revenue Code of 1986, as may be amended from time to time. These provisions are included in the new Article 7 of the Stock Option Plan.

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Restricted Share Unit Plan (“RSU Plan”)

The purpose of the RSU Plan is to provide a long-term incentive program to help attract, motivate and retain the plan participants: the directors, officers and employees of the Company and any subsidiaries, employees of any management corporation and consultants to the Company (collectively, “Participants”). The RSU Plan will also advance the Company’s interests by providing recipients an opportunity to acquire an equity interest in the Company through the granting of restricted share awards under the RSU Plan, aligning interests of recipients with Shareholders over the medium and longer term. The full text of the RSU Plan was filed on June 1, 2021 on the Company’s SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov, as well as on the Company’s website. It is described in additional detail within this document under the heading “Securities Authorized for Issuance under Equity Compensation Plans.”

The RSU Plan authorizes restricted share units (“RSU”) to be granted to Participants on the following terms:

1.	The number of Shares available for issuance pursuant to RSUs granted under the RSU Plan cannot exceed an aggregate of 5% of the issued Shares.

2.	The number of Shares available for issuance pursuant to RSUs, whether to insiders or otherwise, together with any other equity incentive plans, including Options, cannot exceed 10% of the issued and outstanding Shares.

3.	The aggregate equity award value, based on grant date fair value, of any grants under any share compensation arrangements of the Company, that may be made to a Participant who is a non-executive director shall not exceed $150,000 for each calendar year.

4.	When a cash dividend is paid on Shares, a Participant with valid RSUs will be credited with an additional number of RSUs calculated as the cash that would have been paid on the shares underlying the RSUs divided by the number of Shares available for issuance pursuant to RSUs, whether to insiders or otherwise, together with any other equity incentive plans, including Options, cannot exceed 10% of the issued and outstanding Shares.

5.	The RSUs shall expire on the date specified in a specific share grant agreement, or if later or no such date is specified, December 31 of the third calendar year following the end of the applicable “Service Year”, being the year in which the Participant performed the services to which the grant of RSUs relates.

6.	The vesting conditions of the RSUs are at the discretion of the Board of Directors. The RSUs granted in 2021 will fully vest in 2 years from the date of grant.

7.	Subject to the RSU Plan and any express resolution passed by the Board, on a Participant's termination date, any RSUs granted to such Participant which have not vested prior to the Participant's termination date shall terminate and become null and void as of such date.

8.	No financial assistance is available to the Participants under the RSU.

9.	The RSUs are not assignable except to a dependent or relation of the Participant as a beneficiary in the event of the death of the Participant.

10.	Any amendments to the RSU Plan or outstanding RSUs are subject to the approval of the TSX and, if required by either the TSX or the RSU Plan, are also subject to the approval of the Shareholders.

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Equity Compensation Targets and Awards

The following table outlines the value of equity compensation granted to NEOs in 2021.

Named Executive Officer and Position	Number of Options Granted	Exercise Price	Grant Date Fair Value of Options ($)
Walter Coles Jr., CEO	762,708	$13.58	$4,815,165	(1)
Andrew MacRitchie, CFO	311,738	$13.58	$2,270,346	(2)
Shane Williams, COO	166,667	$13.58	$1,213,813	(2)
Paul Geddes, SVP Exploration & Resource Development	95,000	$13.58	$691,872	(2)
Justin Himmelright, SVP External Affairs & Sustainability	100,000	$13.58	$728,287	(2)

(1)	Options have a 5-year term to expiry and vested immediately upon grant date.

(2)	Options have a 5-year term to expiry and vest over a 3-year period with 1/3 vesting on the 1st, 2nd and 3rd anniversaries from grant date.

While there was no formal Target long-term incentive plan (“LTIP”) opportunity communicated in 2021 to the NEOs, starting in 2022 the following Target opportunity levels have been put in place:

Named Executive Officer and Position	Target LTIP Opportunity (% of Base Salary)
Walter Coles Jr., CEO	150%
Andrew MacRitchie, CFO	100%
Shane Williams, COO	100%
Paul Geddes, SVP Exploration & Resource Development	70%
Justin Himmelright, SVP External Affairs & Sustainability	70%

COMPENSATION VS. SHARE PRICE PERFORMANCE

The graph below compares the total shareholder return for $100 invested in Shares of the Company with the cumulative total return of the S&P TSX Composite Index and the S&P/TSX Global Gold Index for the Company’s five most recently completed financial years. The graph also shows the relationship between shareholder value and total compensation for the CEO over the same period, for the purposes of comparing compensation to performance.

When viewing the graph below, note that:

•	Total Cash Compensation, Total Reported Compensation and Total Realizable Compensation figures for 2016 to 2021 represent compensation for the Company’s CEO.

•	Total Reported Compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of option-based and share-based awards.

•	By comparison, Total Realized and Realizable Compensation (the sum total of salary, short-term incentive paid and the realized/realizable value of stock option and RSU grants for each year) represents the compensation that has been realized or is still realizable for the CEO, as of December 31, 2021.

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•	As shown in the chart below, the Realized and Realizable Compensation for the Company’s CEO has generally moved in alignment with shareholder returns over the past five years:

•	Notwithstanding the Black-Scholes valuation of Options granted in 2021, the relatively modest pullback in Skeena’s value from December 31, 2020 to December 31, 2021 caused the at-risk equity compensation granted in 2021 to have zero realizable value at December 31, 2021. This shows the very strong relationship between the NEOs’ overall compensation and shareholder value creation, as specifically designed by the Compensation Committee.

•	Skeena’s value has increased 339% over the past five years as compared with both the S&P/TSX Composite Index and S&P/TSX Global Gold Index which increased 61% and 60% respectively.

Total Shareholder Return vs. CEO Compensation

$500
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Total Cash Compensation
Total Reported Compensation
Total Realized & Realizable Compensation
Skeena Resources
S&P/TSX Global Gold Index
S&P/TSX Composite Index

A significant portion of the NEO’s total compensation has been tied to equity-based awards (largely stock options) which are considered at risk and long-term performance based. Total compensation has been designed by the Board to ensure alignment with Shareholder values and to award the achievement of short and long-term company objectives. Given the significant value created for shareholders, similar to the CEO, NEO compensation has also moved in alignment with shareholder returns.

Our executive compensation policy is effective and supports the relationship between the compensation earned by our NEOs and the return to shareholders.

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CONTRACTS WITH NAMED EXECUTIVE OFFICERS

The Company’s employment and consulting contracts with Named Executive Officers are written agreements, approved by the Board based on the recommendation of the Compensation Committee (including with respect to the compensation structure and philosophy). These agreements provide for:

•	Compensation and benefits, including salary and the right to participate in our short and long-term incentive programs

•	Confidentiality obligations with respect to our sensitive information

•	Non-solicitation of employment obligations following termination

•	Executive to provide a minimum of three months’ notice as may be required if he or she wishes to terminate his or her employment, subject to certain limited exceptions

•	Certain entitlements (including incremental payments, payables and benefits) upon termination without cause, for good reason, or following a change of control (described further below)

Termination and Change of Control Benefits

In the event that any NEO is terminated for cause, they are not entitled to any additional payments.

In the event that any NEO is terminated by Skeena without cause, or if the executive resigns with Good Reason1, or if the Executive’s employment is terminated following a Change of Control2, the Executive may be eligible for certain entitlements as described below.

In the event of a Change in Control, Options that are outstanding at the time of the occurrence of such event shall become immediately vested and fully exercisable. In the case of equity issued through the RSU Plan, all RSUs at the time of termination following a Change in Control shall become vested RSUs and each participant shall be entitled to payouts in accordance with the RSU Plan.

On termination without cause, resignation for Good Reason, or following a Change of Control, each NEO shall be paid severance consisting of a specified number of months of:

o	current salary
o	continuation of health benefits, and
o	highest monthly short term incentive amount from the three preceding years;

The NEO shall also be entitled to receive the highest monthly short term incentive amount received in the three preceding years, prorated for months worked during the year up to the termination date.

1 “Good Reason” means the resignation, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the NEO’s consent: constructive dismissal, a significant reduction of compensation, title, or role, or a change in the NEO’s responsibilities

2 “Change of Control” means a) the acquisition of 30% of Skeena’s common shares by a person or a group of persons acting jointly or in concert, b) the removal, or failure to elect 50% or more of the members of the Board of Directors who were nominated by the Company’s Board at the nearest Annual General Meeting, or c) the sale of substantially all of the assets of the Company

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Name	Without cause or for Good Reason	Following a Change of Control
Walter Coles Jr.	3 months	24 months
Andrew MacRitchie	6 months	24 months
Shane Williams	6 months	24 months
Paul Geddes	12 months	24 months
Justin Himmelright	2 ½ months	n/a

Summary of Termination Payments

The table below summarizes the estimated incremental payments related to termination scenarios under each Senior Executive Agreement assuming the events occurred on December 31, 2021.

Name		Base Salary ($)	Incentive Bonus ($)(1)	Other ($)	Total ($)
Walter Coles Jr.	Without Cause or for Good Reason	$125,000	$136,250	$1,945	$263,195
President and CEO	Following a Change of Control	$1,000,000	$1,090,000	$15,557	$2,105,557
Andrew MacRitchie	Without Cause or for Good Reason	$162,500	$100,835	$3,889	$267,224
CFO	Following a Change of Control	$650,000	$403,340	$15,557	$1,068,897
Shane Williams	Without Cause or for Good Reason	$187,500	$118,032	$3,889	$309,421
COO	Following a Change of Control	$750,000	$472,128	$15,557	$1,237,685
Paul Geddes	Without Cause or for Good Reason	$295,000	$154,631	$7,779	$457,410
SVP Exploration & Resource Development	Following a Change of Control	$590,000	$309,262	$15,557	$914,819
Justin Himmelright	Without Cause or for Good Reason	$62,500	Nil	Nil	$62,500
SVP External Affairs & Sustainability	Following a Change of Control	N/A	N/A	N/A	N/A

(1)	NEOs are entitled to receive a short term incentive amount, prorated for months worked during the year up to the termination date. As this amount would vary depending on the time of year that the termination of employment were to occur, an estimate of that amount it is not included in the above figure.

Unvested options will become immediately vested under a Change of Control as well as under a termination without cause for those NEOs with 3 or more years of service to the Company. If employment is terminated as a result of constructive dismissal within six months following a Change of Control, unvested RSUs will also become immediately vested.

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Pension Plans for Named Executive Officers

The Company does not have any pension plans including ‘defined benefits’ plans, ‘defined contribution’ plans or ‘deferred compensation’ plans.

Other Remuneration of Named Executive Officers

During the financial years ended December 31, 2021 and December 31, 2020 there was no other remuneration paid or payable, directly or indirectly, by the Company pursuant to any existing plan or arrangement, to its directors and Named Executive Officers, apart from a health benefits plan.

Summary Compensation Table – Named Executive Officers

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company’s financial years ended December 31, 2021, 2020 and 2019.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share Based Awards(3) ($)	Option Based Awards (4) ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
COLES,	2021	$500,000	Nil	$4,815,165	$420,697	Nil	Nil	Nil	$5,735,862
Walter Jr.	2020	$332,500	$100,000	$1,054,896	$545,000	Nil	Nil	Nil	$2,032,396
President and CEO and Director	2019	$280,000	Nil	$619,755	$100,000	Nil	Nil	Nil	$999,755
MACRITCHIE,	2021	$325,000	Nil	$2,270,346	$201,670	Nil	Nil	Nil	$2,797,016
Andrew	2020	$220,000	$35,000	$413,329	$96,000	Nil	Nil	Nil	$764,329
CFO	2019	$160,000	Nil	$175,313	$59,000	Nil	Nil	Nil	$394,313
WILLIAMS,	2021	$375,000	Nil	$1,213,813	$236,064	Nil	Nil	Nil	$1,824,877
Shane	2020	$263,844	Nil	$412,791	$113,750	Nil	Nil	Nil	$790,385
COO(1)	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
GEDDES,	2021	$295,000	Nil	$691,872	$154,631	Nil	Nil	Nil	$1,141,503
Paul	2020	$285,000	$25,000	$315,350	$101,500	Nil	Nil	Nil	$726,850
SVP Exploration & Resource Development	2019	$225,000	Nil	$220,293	$35,000	Nil	Nil	Nil	$480,293
HIMMELRIGHT, Justin	2021	$300,000	Nil	$728,287	$157,252	Nil	Nil	Nil	$1,185,539
SVP External Affairs &	2020	$193,750	$20,000	$320,259	$70,000	Nil	Nil	Nil	$604,009
Sustainability	2019	$175,000	Nil	$144,044	$48,750	Nil	Nil	Nil	$367,794

(1)	Mr. Coles Jr. only received compensation in his role as President and CEO and did not receive compensation as a director.

(2)	Mr. Williams was appointed COO of the Company on June 1, 2020.

(3)	The fair value of awards at grant date reflects the number of RSUs awarded multiplied by the closing share price of Skeena common shares on the TSX, which is in accordance with International Financial Reporting Standards (“IFRS”), for consistency with the accounting valuation.

(4)	Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price. The weighted average fair value of the 2021 option award was $6.93, which was calculated using the following assumptions: expected life of 3.1 years, annualized volatility of 78%, dividend rate of 0.00% and risk-free interest rate of 0.65%. The weighted average fair value of the 2020 option award was $3.30, which was calculated using the following assumptions: expected life of 3.0 years, annualized volatility of 72%, dividend rate of 0.00% and risk-free interest rate of 0.57%. The weighted average fair value of the 2019 option award was $1.25, which was calculated using the following assumptions: expected life of 5.0 years, annualized volatility of 105%, dividend rate of 0.00% and risk-free interest rate of 1.40%.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of or in respect of the financial year ended December 31, 2021 with respect to the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money Options(5) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(6) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
COLES,	762,708	$13.58	Jun 25’26	Nil
Walter Jr.	300,000	$10.08	Nov 27’25	$927,000
President CEO	72,917	$4.48	May 8’25	$633,649	96,154	$330,770	Nil
and Director	62,500	$4.16	Jan 17’25	$563,125
	311,738	$13.58	Jun 25’26	Nil
MACRITCHIE,	125,000	$10.08	Nov 27’25	$386,250
Andrew	79,584	$4.48	May 8’25	$691,585	33,654	$115,770	Nil
MacRitchie	68,750	$4.16	Jan 17’25	$619,438
CFO(1)	12,500	$4.00	Jan 31’22	$114,625
WILLIAMS,	166,667	$13.58	Jun 25’26	Nil
Shane	100,000	$10.08	Nov 27 ‘25	$309,000	Nil	Nil	Nil
COO(2)	41,667	$4.48	May 8’25	$362,086
GEDDES, Paul	95,000	$13.58	June 25’26	Nil
SVP Exploration &	87,500	$10.08	Nov 27’25	$270,375
Resource	75,000	$4.48	May 8’25	$651,750	24,038	$82,691	Nil
Development(3)	50,000	$4.16	Jan 17’25	$450,500
HIMMELRIGHT,	100,000	$13.58	Jun 25’26	Nil
	100,000	$10.08	Nov 27’25	$309.000
Justin	62,500	$4.48	May 8’25	$543,125
SVP External	50,000	$4.16	Jan 17’25	$450,500	19,231	$66,155	Nil
Affairs &	52,500	$1.80	Aug 7'24	$596,925
Sustainability (4)	15,000	$1.64	Apr 15'24	$172,950

(1)	Mr. MacRitchie exercised 12,500 Options subsequent to December 31, 2021.

(2)	Mr. Williams exercised 50,000 Options subsequent to December 31, 2021.

(3)	Mr. Geddes exercised 158,333 Options subsequent to December 31, 2021.

(4)	Mr. Himmelright exercised 52,500 Options subsequent to December 31, 2021.

(5)	Represents the difference between the market value of the Shares underlying the Options on December 31, 2021 (based on $13.17 closing price of the Shares on the TSX on that date) and the exercise price of the Options.

(6)	The closing price of Skeena shares on December 31, 2021 was $13.17.

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Incentive Plan Awards – Value Vested or Earned During the Year ended December 31, 2021

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Walter Coles Jr.	$1,432,333	Nil	$420,697
Andrew MacRitchie	$540,250	Nil	$201,670
Shane Williams	$492,833	Nil	$236,064
Paul Geddes	$437,708	Nil	$154,631
Justin Himmelright	$410,333	Nil	$157,252

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.

Incentive Plan Awards – Value Exercised During the Year

The following table provides details of the Option-based awards exercised by NEOs during the year ended December 31, 2021:

Named Executive Officer	Number of Options Exercised	Exercise Price	Share Price on Exercise Date	Value Realized
	169,375	$4.00	$12.80	$1,490,500
	62,500	$6.00	$12.80	$425,000
	103,500	$3.08	$12.80	$1,006,020
Walter Coles Jr.	208,500	$1.64	$12.80	$2,326,860
	288,000	$1.80	$12.80	$3,168,000
	125,000	$4.16	$12.80	$1,080,000
	145,833	$4.48	$12.80	$1,213,331
Total	1,102,708			$10,709,711
	88,130	$1.80	$14.44	$1,113,963
	52,500	$1.64	$14.44	$672,000
Andrew MacRitchie	22,500	$3.08	$14.44	$255,600
	20,000	$4.00	$12.80	$176,000
	17,500	$6.00	$12.80	$119,000
Total	200,630			$2,336,563
	41,667	$4.48	$14.08	$400,003
Shane Williams	41,667	$4.48	$15.88	$475,004
	50,000	$10.08	$14.41	$216,500
Total	133,334			$1,091,507
	28,000	$3.08	$14.29	$313,880
	16,000	$3.08	$14.15	$177,120
	32,000	$3.08	$14.10	$352,640
Paul Geddes	4,000	$3.08	$13.69	$42,440
	20,000	$3.08	$13.69	$212,200
	16,000	$1.80	$14.21	$198,560
	40,900	$1.80	$14.21	$507,569
	18,850	$1.80	$14.22	$234,117
Total	175,750			$2,038,526
Justin Himmelright	9,000	$3.08	$14.86	$106,020
Total	9,000			$106,020

DIRECTOR COMPENSATION

Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board for 2020 and 2021. Considering the results of benchmarking analysis by GGA, the Board approved adjustments for 2021 to position director compensation more competitively within the peer group and reflect the evolution of Skeena as a company which has increased the roles and responsibilities of Board members. Cash retainers are payable in cash on a quarterly basis.

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Effective June 30, 2021, Board members can elect to receive RSUs in lieu of any cash retainers. The RSUs will then vest two years from grant date.

	2021		2020
Director Compensation	Chair Annual Retainer	Member Annual Retainer	Chair Annual Retainer	Member Annual Retainer
Board of Directors	$75,000	$40,000	$35,000	$25,000
Audit Committee	$15,000	$0	$10,000	$0
Compensation Committee	$10,000	$0	$10,000	$0
Nominating & Governance Committee	$7,500	$0	$10,000	$0

Equity Compensation

In June 2020, the Company’s RSU Plan became effective and permitted the awarding of RSUs to Non-Executive Directors under the Plan.

Prior to 2021, the Non-Executive Directors of the Company were primarily compensated by way of stock options and directors’ fees. Starting in 2021, RSUs will now be considered as part of the Non-Executive Director compensation program, along with Options and director fees, but may not always be granted.

Non-Executive Directors were granted Options in June 2021 as per the Company’s annual granting process before the new annual grant limit of no more than $100,000 was approved under the Stock Option Plan.

Moving forward, Non-Executive Directors will be subject to the annual grant limit, which is no more than $150,000 in equity compensation, of which no more than $100,000 may be granted in Options. This limit shall not apply to RSUs granted to a Non-Executive Director in lieu of any cash retainer or meeting fees and such RSUs shall not be included in determining the limits where the aggregate accounting fair value on the Date of Grant of such RSUs is equal to the amount of the cash retainer or meeting fees in respect of which such RSUs were granted.

In October 2021, the Board granted both stock options and RSUs to a new Board member, Randy Reichert, under the Stock Option Plan and RSU Plan.

The following table outlines the value of equity compensation granted to Non-Executive Directors in the form of stock options in 2021.

Director	Number of Options Granted	Exercise Price	Grant Date Fair Value of Options ($)
Craig Parry	217,500	$13.58	$1,584,023	(1)
Randy Reichert (3)	16,400	$12.52	$100,000	(1)
Suki Gill	107,917	$13.58	$785,945	(1)
Greg Beard	91,667	$13.58	$578,717	(2)
Borden Putnam III (4)	89,583	$13.58	$565,560	(2)

(1)	Options have a 5-year term to expiry and vest over a 3-year period with 1/3 vesting on the 1st, 2nd and 3rd anniversaries from grant date.
(2)	Options have a 5-year term to expiry and vested immediately upon grant date.
(3)	Mr. Reichert was appointed to the Board in October 2021. Subsequent to the end of financial year 2021, Mr. Reichert became President of the Company on April 16, 2022 and will be compensated as an executive on a go-forward basis.
(4)	Mr. Putnam stepped down from the Board in October 2021.

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The following table specifies the value of equity compensation granted to Non-Executive Directors in the form of RSUs in 2021.

Director	Number of RSUs Granted		Grant Price	Grant Date Fair Value of RSUs ($)
Randy Reichert	3,990	(2)	$12.52	$49,955	(2)

(1)	In addition to RSUs granted as equity compensation, Mr. Reichert elected to receive 4,010 RSUs in lieu of $50,205 dollars of fees otherwise payable in cash.
(2)	RSUs vest 100% on the 2nd anniversary from grant date.

DIRECTOR SHARE OWNERSHIP GUIDELINES

In April 2022, in support of the Company’s goal of aligning directors’ and shareholders’ interests, the Board adopted a Non-Executive Director Share Ownership Guideline. The guideline is to maintain the amount at three times the annual Non-Employee Director cash retainer. The required shareholdings may be satisfied through:

•	common shares of the Corporation purchased by the Director on the open market or acquired from treasury upon exercise of stock options or otherwise; and

•	deferred, restricted or performance share units or restricted shares of the Corporation granted to the Director by the Corporation, whether or not vested, so long as any performance conditions apart from time-vesting, have been satisfied.

•	Shares underlying any unexercised outstanding stock option or warrant, whether or not vested, will not be included when determining whether the ownership target is satisfied.

Each director is required to meet the guideline within the later of five years from the effective date of the director share ownership guideline or of being elected to the Board. The compliance with the director share ownership guideline will be assessed at the relevant determination date (being March 1st each year). Securities beneficially owned, controlled directly or indirectly will be valued at the higher of their value at the time of acquisition or award and their market value based on the closing price of the Company’s Common Shares on the TSX on the determination date.

The following table below outlines the ownership of each of the directors covered by the guidelines as of December 31, 2021. Mr. Reichert is included in the table below as he was a Non-Executive Director until April 2022, when he was appointed President of the Company. He now sits on the Board as a non-independent director.

	Equity Ownership at (December 31, 2021)			Share	Meets Share
Name	Common Shares	RSUs	Total Equity At-Risk(1)	Ownership Requirement	Ownership Guidelines
Craig Parry	158,125	0	$2,082,506	$225,000	Yes
Randy Reichert(2)	1,000	8,000	$118,530	$120,000	Has time to reach, and did so in 2022
Suki Gill	64,583	0	$850,558	$120,000	Yes
Greg Beard	96,892	0	$1,276,068	$120,000	Yes

(1)	Calculated using closing price of $13.17 for the Common Shares on the TSX on December 31, 2021.
(2)	Mr. Reichert was appointed President of the Company as of April 16, 2022, but remains on the Board as a non-independent director.

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Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who were Named Executive Officers) during 2021. For directors who are Named Executive Officers, see “Summary Compensation Table – Named Executive Officers” above.

Mr. Walter Coles Jr., a director and the CEO of the Company, does not receive compensation as a director.

The following table sets out all amounts of compensation provided to the directors for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share- based awards (1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
PARRY, Craig Director	$85,000	Nil	$1,584,023	Nil	Nil	Nil	$1,669,023
REICHERT, Randy Director (3)	$56,183	$49,955	$100,000	Nil	Nil	Nil	$216,138
GILL, Suki Director	$55,000	Nil	$785,945	Nil	Nil	Nil	$840,945
BEARD, Greg Director	$47,500	Nil	$578,717	Nil	Nil	Nil	$626,217
PUTNAM, Borden R.,III Director (4)	$35,625	Nil	$565,560	Nil	Nil	Nil	$601,185

(1)	Amount represents the fair value of RSUs granted in October 2021 to Mr. Reichert upon his appointment to the Board.
(2)	Amount represents the Black-Scholes fair value of options granted to each director during 2021. Partway through 2021, the Board introduced a new limit on the aggregate equity award value to non-executive Directors, based on the date of grant fair value of all awards granted under all of the Share Compensation Arrangements of the Company to any one award-recipient who is a non-executive Director may not exceed $150,000 within any one financial year
(3)	Mr. Reichert was appointed to the Board in October 2021. Subsequent to the end of financial year 2021, Mr. Reichert became President of the Company in April 2022 and will be compensated as an executive on a go-forward basis. Mr. Reichert elected to receive a portion of his 2021 fees in RSUs, which have been reflected in the fees earned column.
(4)	Mr. Putnam stepped down from the Board in October 2021.

Director Equity Compensation Plans

The Stock Option Plan permits the granting of Options to eligible participants to purchase up to a maximum of such number of Shares as is equal to 10% of the then issued and outstanding Shares. For further particulars of the Stock Option Plan, see “Securities Authorized for Issuance under Equity Compensation Plans – Stock Option Plan”.

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Directors’ Outstanding Share-based Awards and Option-based Awards at December 31, 2021

The following table sets forth all option-based awards and share-based awards outstanding at the end of 2021 with respect to the Non-Executive Directors.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
	217,500	$13.58	Jun 25’26	Nil
PARRY,	62,500	$10.08	Nov 27’25	$193,125
Craig	62,500	$4.48	May 8’25	$543,125	Nil	Nil	Nil
Director	50,000	$4.16	Jan 17’25	$450,500
	26,250	$1.80	Aug 7’24	$298,463
	45,000	$3.08	Jan 15’23	$454,050

REICHERT,
Randy	16,400	$12.52	Oct 4’26	$10,660	8,000	$100,160	Nil
Director(2)

GILL,	107,917	$13.58	Jun 25’26	Nil
Suki	33,333	$10.08	Nov 27’25	$102,999	Nil	Nil	Nil
Director	29,167	$4.16	May 8’25	$253,461
	16,667	$4.16	Jan 17’25	$150,170

BEARD,	91,667	$13.58	Jun 25’26	Nil
Greg	33,333	$10.08	Nov 27’25	$102,999	Nil	Nil	Nil
Director	50,000	$11.72	July 27’25	$72,500

PUTNAM,	89,583	$13.58	Jun 25’26	Nil
Borden R., III	33,334	$10.08	Nov 27’25	$103,002	Nil	Nil	Nil
Director(3)	14,584	$4.48	May 8’25	$262,795
	12,500	$4.16	Jan 17’25	$168,170

(1)	Represents the difference between the market value of the Shares underlying the Options on December 31, 2021 (based on $13.17 closing price of the Shares on the TSX on that date) and the exercise price of the Options.
(2)	Mr. Reichert was appointed to the Board in October 2021. Subsequent to December 31, 2021, Mr. Reichert became President of the Company in April 2022 and will be compensated as an executive on a go-forward basis.
(3)	Mr. Putnam stepped down from the Board in October 2021.

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Director Equity Compensation Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested during the year ended December 31, 2021, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2021, with respect to the directors who are not Named Executive Officers.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
PARRY, Craig Director	$380,458	Nil	Nil
REICHERT, Randy Director	Nil	Nil	Nil
GILL, Suki Director	$314,500	Nil	Nil
BEARD, Greg Director	$143,833	Nil	Nil
PUTNAM, Borden R., III Director	$278,500	Nil	Nil

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.
(2)	Share-based awards are valued at the aggregate dollar value that would have been realized if the Director had retired at December 31, 2021. This includes the value vested during the year for RSUs.

Incentive Plan Awards – Value Exercised During the Year

The following table provides details of the Option-based awards exercised by Non-Executive Directors during the year ended December 31, 2021:

Director	Number of Options Exercised	Exercise Price	Share Price on Exercise Date	Value Realized
	74,250	$1.64	$14.44	$950,400
Craig Parry	68,250	$1.80	$14.44	$862,680
	38,750	$4.00	$11.60	$294,500
Total	181,250			$2,107,580
	33,333	$4.16	$14.44	$342,663
Suki Gill	14,583	$4.48	$14.44	$145,247
	16,667	$10.08	$11.60	$25,334
Total	64,583			$513,244
Greg Beard	25,000	$11.72	$14.44	$68,000
	16,667	$10.08	$14.44	$72,669
Total	41,667			$140,669
	12,500	$4.16	$13.44	$116,000
Borden Putnam III	14,500	$4.48	$13.44	$129,920
	16,667	$10.08	$11.56	$24,667
	14,666	$4.48	$13.54	$132,874
Total	58,333			$403,461

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of December 31, 2021 with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding compensation options, warrants and rights (a)	Weighted average exercise price of outstanding compensation options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (as a % of issued shares) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)(1)	5,275,124 or 8.06% of the issued and outstanding Shares	$10.18	1,208,038 or 1.85% of the issued and outstanding Shares(3)
Equity compensation plans approved by securityholders (RSU Plan)(2)	56,074 or 0.09% of the issued and outstanding Shares	$0.00	1,208,038 or 1.85% of the issued and outstanding Shares(3)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total as at December 31, 2021	5,331,198 or 8.15% of the issued and outstanding Shares	$10.07	1,208,038 or 1.85% of the issued and outstanding Shares(3)

(1)	The Stock Option Plan authorizes the issuance of up to 10% of the then issued and outstanding Common Shares in connection with options that were outstanding or that may be granted in the future. A 10% limit is applied to options and RSUs granted under all equity compensation plans, including the RSU Plan.
(2)	The RSU Plan authorizes the issuance of up to 5% of the then issued and outstanding Common Shares of the Company in connection with share units that were outstanding or that may be granted in the future. A 10% overall limit is applied to RSUs and options granted under all equity compensation plans, including the Stock Option Plan.
(3)	The total number of securities available for future issuance under equity compensation plans may be issued either as incentive stock options or as RSUs, or a combination thereof, but not both.

ANNUAL BURN RATE

The following table sets out the annual burn rate of the Company’s security-based compensation arrangements under which Common Shares are issuable, being the number of securities granted annually under the Stock Option Plan and the Restricted Share Unit Plan, expressed as a percentage of the weighted average number of Common Shares outstanding.

•	Figures have been updated in the table below to reflect the 4 old for 1 new share consolidation completed during 2021.

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	Stock Option Plan		RSU Plan (1)		Combined		Weighted Average Common Shares
Year	Granted	Burn	Granted	Burn	Granted	Burn	Outstanding
2021	2,616,222	4.37%	8,000	0.01%	2,624,222	4.39%	59,819,146
2020	3,227,500	7.64%	48,074	0.11%	3,275,574	7.75%	42,251,942
2019	2,003,750	7.43%	N/A	N/A	2,003,750	7.43%	26,981,847

(1)	The RSU Plan became effective in June 2020.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

Skeena regards environmental, social and governance (“ESG”) as key factors in responsible resource development. We strive to implement the highest ESG standards at our projects and in the communities in which we operate. Our social license to operate is founded on our partnerships with First Nations, in particular the Tahltan Nation at our Eskay Creek Revitalization Project with whom we are pursuing the first consent-based agreement under British Columbia's Declaration on the Rights of Indigenous Peoples Act (DRIPA). Our approach to corporate governance and decision-making is based on transparency, open communication, and inclusivity, to ensure that our work creates broad social and economic benefit for communities as well as value for investors. More information on our approach to environmental, social, and governance is contained in our ESG report available on our website.

Our Environmental and Social Responsibility Policy was adopted by our Board of Directors to establish the principles, practices, and expectations for how Skeena will conduct itself throughout the mining lifecycle.

ENVIRONMENTAL

Skeena is a supporter of the Task Force on Climate-related Financial Disclosures (TCFD) and recognizes climate change as a risk, not only to our business, but to the global economy. The natural advantages offered by our Eskay Creek Revitalization Project, a high-grade past-producing mine with access to low-carbon hydropower, means that our greenhouse gas emissions are projected to be in the lowest quartile amongst global gold producers. In addition, Skeena is committed to responsibly managing the natural resources where we operate, through our environmental management system that addresses water, waste, and biodiversity impacts. This includes working with our various partners, including First Nations and local communities, to implement the Global Industry Standard on Tailings Management at all of our projects by August 2023.

SOCIAL

Developing and protecting our workforce and local communities, whether from safety incidents or global health pandemics such as COVID-19, is our top priority. Skeena works with local communities by building partnerships and creating opportunities in the Golden Triangle of Northwest British Columbia, Canada. In 2021, we invested over $122 million into the British Columbia economy, with the majority of that going to northern communities, and over $44 million to Indigenous communities and businesses.

GOVERNANCE

Skeena is committed to conducting our business in accordance with all applicable laws and principles of sound corporate governance. Skeena’s 100% independent Nomination & Governance Committee has oversight of corporate governance policies, including our Code of Business Conduct and Ethics, Diversity Policy, Whistleblower Policy, and Anti-Bribery & Anti-Corruption Policy. National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators requires the Company to annually disclose certain information regarding our corporate governance practices. That information is disclosed below.

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Mandate of the Board of Directors

The Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, environmental and social responsibility, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and supervising senior management), approving corporate strategies and goals, communications with investors and the financial community and the integrity of the Company’s internal control and management information systems.

Position Descriptions

The Board has written position descriptions for the Chair of the Board and the CEO, as can be found on the Corporate Governance section of the Company’s website. The Board will evaluate the need for position descriptions for other NEOs from time to time, and if written position descriptions appear to be justified, they will be prepared. Roles and responsibilities of the various Board committee chairs and other members are set out in the respective committee charters, including the Audit Committee Charter, Compensation Committee Charter and Nomination & Governance Committee Charter.

Independence of the Directors

A director is ‘independent’ if the director is, among other things, free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company, other than interests and relationships arising from shareholding.

The following table describes whether the current and proposed directors are independent and, if not independent, sets out the reasons:

Director or Nominee	Independent	Reason why the Director is not Independent
PARRY, Craig	Yes	-
COLES, Walter Jr.	No	CEO of the Company
REICHERT, Randy	No(1)	Was independent in 2021. In 2022 Mr. Reichert became President of the Company.
(GILL) KAUR HAYRE, Sukhjit (Suki)	Yes	-
BEARD, Greg	Yes	-

(1)	Was independent until January 2022 when he was offered the position of President of the Company.

The Board facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board. The meetings are held both with and without members of the Company’s management in attendance.

The Board does not hold regularly scheduled meetings without the non-independent directors and members of management. However, when consideration of a matter concerns or affects a director, that director recuses themself from the meeting and consideration of the matter so that the independent directors can have an open and candid discussion of, and freely vote on, the matter. The Company’s Code of Business Conduct and Ethics can be found on the Corporate Governance section of Skeena’s website.

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Other Directorships

The current and proposed directors are also directors of the following other reporting issuers (publicly traded corporations):

Name	Name and Jurisdiction of Reporting Issuer
PARRY, Craig	Vizsla Silver Corp., British Columbia Vizsla Copper Corp., British Columbia Gold Bull Resources Corp., British Columbia Outback Goldfields Corp., British Columbia
COLES, Walter Jr.	Gold Bull Resources Corp., British Columbia
REICHERT, Randy	None
(GILL) KAUR HAYRE, Sukhjit (Suki)	None
BEARD, Greg	Stronghold Digital Mining Inc., United States

Orientation and Continuing Education

The Board takes the steps set forth below to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background. This step allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director.

Once that assessment is complete, the second step is taken by one or more existing directors, who may be assisted by the Company’s management, to provide the new director with the appropriate orientation through meetings, telephone calls and correspondence.

To ensure the Board provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company, there are technical presentations made as required at meetings of the Board. The presentations range from a review of the Company’s financial statements to operational updates and discussions, presentations on geology, resource models, and strategy around safety, development, permitting and other aspects of the Company’s business. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for those directors without direct expertise in the specific subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In 2020 the Company developed and adopted a Code of Business Conduct and Ethics (the “Code”) to promote integrity, deter wrongdoing and define the standards and values that the Company expects from its directors, officers, employees and consultants. The Code includes basic principles that should guide individuals and their behaviour. Some of the basic principles defined within the Code are to act in good faith while exercising due care and honesty, to maintain confidentiality, to demonstrate integrity and respectfulness, to refrain from discrimination and intimidation towards any person, to provide full and accurate information and disclosures to the Company shareholders and to use environmental best practices when conducting mining activities in order to protect human health, minimize negative impacts on the ecosystem, and ultimately to restore disturbed sites to a high environmental standard. The Board sets the standards of business conduct contained in the Code, and updates the standards as appropriate to maintain changes in the legal and regulatory framework, and to stay ahead of industry best practices. The Code was last reviewed and amended by the Board in April 2022.

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The Board monitors compliance with the Code by annually reviewing the Code, ensuring that management collects signed acknowledgements from every Company Person (as defined therein), periodically querying management on matters relating to compliance, whistleblowing, and other matters in the Code. The Audit Committee adds a further layer of inquiry and monitoring through its responsibility for overseeing internal controls, and whistleblower reports, and the annual external audit process. The Board also strictly enforces matters relating to conflicts of interest.

In addition to the provisions of the Code, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from the consideration of, and from voting on such matters), to ensure its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Company has adopted an extensive Anti-Bribery and Anti-Corruption Policy to emphasize its commitment to comply with all laws in every jurisdiction in which it operates. The Anti-Bribery and Anti-Corruption Policy was last amended by the Board in September 2021. Finally, the Board has established a Whistleblower Policy which establishes confidential procedures for the receipt, retention and treatment of any concerns that may arise due to improper, illegal, unethical and unsafe business practices, or any departure from the Company’s Code of Business Conduct and Ethics. The Whistleblower Policy was last amended by the Board in April 2022.

Nomination of Directors

The Board, with the advice and recommendation of the Nomination & Governance Committee, has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and Shareholders. The Nomination & Governance Committee and the Board assess potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. The Nomination & Governance Committee Charter includes provisions setting out the process that the Nomination & Governance Committee and the Board are to follow in the nomination process.

Further the Board established a Diversity Policy in 2021 which includes a commitment to increasing Board gender diversity. The Company recognizes that diversity as it applies to Board or executive appointments is not restricted to gender diversity but includes and is not limited to such characteristics as ethnicity, race, aboriginal or indigenous status and other ethnic distinctions, gender, sexual orientation, religion, physical ability, culture, language, and other factors. Diversity can also extend to geographic background, work experience, socio-economic background and diversity of political opinion. The Company recognizes the importance of having diversity on the Board and in executive roles to ensure that members of the Board and the executive team possess the necessary range of perspectives, experience and expertise required to achieve the Company’s objectives and deliver for its stakeholders. Specifically, the Nomination & Governance Committee must ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board position. In addition, if no women are selected from the list of candidates, the Board must be satisfied that there are objective reasons to support this determination. The Board is firmly committed to have women represent at least 30% of its directors by its June, 2023 Annual General Meeting. In addition to the recent commitment, the Board has begun to improve its gender diversity as shown in the following graph:

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(1)	The Board is committed to have women represent at least 30% of its directors by its June, 2023 Annual General Meeting in order to achieve greater gender diversity. This commitment is represented by the Target Board Gender Balance shading in the above chart.

Compensation

The Company handles compensation matters at the Compensation Committee level including determination of compensation of the Company’s directors and officers, as set out in the Compensation Committee Charter. The process of determining the remuneration structure and amount is described elsewhere in this Circular, under the heading “Compensation Discussion and Analysis.”

The Stock Option Plan and RSU Plans are administered at the Board level with recommendations provided by the Compensation Committee. The Board, in its sole discretion, determines all Options to be granted pursuant to the Stock Option Plan, the exercise price therefor and any special terms or vesting provisions applicable thereto. For more particulars, see “Securities Authorized for Issuance under Equity Compensation Plans” herein. Further discussion of the Stock Option Plan is also presented under “Compensation Discussion and Analysis.” The Compensation Committee Charter may also be found on the Company’s website.

Board Committees other than the Audit Committee

Matters of Corporate Governance and matters of nomination are under the jurisdiction and oversight of the Nomination & Corporate Governance Committee, members of which are Greg Beard (chair) and Craig Parry. The Nomination & Corporate Governance Committee charter is available on the governance section of our website. Notably the Nomination and Corporate Governance Committee met five times in 2021 with 100% attendance by the committee members at each meeting. At the date of each meeting during 2021, the Nomination and Corporate Governance Committee consisted of Greg Beard and Borden Putnam III.

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The Board has a Compensation Committee, members of which are Craig Parry (chair) and Suki Gill. Membership of the Committees may be reconstituted following the Annual General Meeting on June 22, 2022. The Compensation Committee charter is available on the governance section of our website. Notably the Compensation Committee met five times in 2021 with 100% attendance by the committee members at each meeting. At the date of each meeting during 2021, the Compensation Committee consisted of Craig Parry and Suki Gill.

Assessments

Historically, the Board performed informal assessments of Board effectiveness from time to time. In 2021, the Board initiated a process to begin performing a formal annual assessment of the effectiveness of the Board and each committee of the Board. On an annual basis, board members complete a confidential questionnaire which is reviewed and assessed by the Board Chair. The Board Chair then reports the feedback to the full Board for discussion and to develop a list of action items. The same process is followed by each committee, again, on an annual basis in each case. Each of the questionnaire forms for the Board and each committee have been developed and approved by the Board.

Notably the Board met six times in 2021 with 100% attendance by the directors at each Board meeting and nearly perfect attendance at all committee meetings.

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AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Audit Committee of the Board to meet certain requirements. Details regarding the Audit Committee and its mandate are disclosed in the Company’s Audit Committee Charter, the text of which is included as Schedule “A” to the Company’s Annual Information Form dated March 31, 2022, (“AIF”), a copy of which is available on SEDAR at www.sedar.com or on the Company’s website.

Meeting Frequency

The Audit Committee held four meetings in 2021, with nearly perfect attendance by each of its members. Craig Parry was unable to attend one Audit Committee meeting in August of 2021 due to illness.

Composition of the Audit Committee

The following table sets out the names of the current members of the Audit Committee and whether they are officers or employees, ‘independent’ or ‘financially literate’.

Name of Member	Officer or Employee	Independent (1)	Financially Literate (2)	Financial Expert (3)
(GILL) KAUR HAYRE, Sukhjit (Suki) (chair)	N/A	Yes	Yes	Yes
PARRY, Craig	N/A	Yes	Yes	Yes
BEARD, Greg	N/A	Yes	Yes	Yes

(1)	To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement.

(2)	To be considered financially literate, as defined by Canadian securities laws, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(3)	To be considered a financial expert, a member of the Committee must be “Financially Literate” as defined by Canadian securities laws, and, be or possess one of the following:

a)	“Financial Expert” as defined by SEC rules; or

b)	CPA or CFA designation in good standing; or

c)	Current of former executive role in the finance industry (bank, insurance, or fund management/advisory).

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Relevant Education, Associations and Experience

The education, associations, and experience of each current member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member are as follows:

Name of Member	Education & Associations	Experience
GILL, Suki (chair)	Ms. Gill holds a Bachelor of Technology in Accounting and is a member of the Institute of Chartered Professional Accountants of BC.

Ms. Gill is a Partner at Smythe LLP since 2012.

Director, BC Provincial Health Services Authority and Director, BC Emergency Health Services since March 2016; Chair of the Audit Committee; Member of the Finance and Research Committees.

PARRY, Craig	Mr. Parry holds an Honours Degree in Geology and is a Member of the Australian Institute of Mining and Metallurgy.	Mr. Parry is a current and former director and officer of various publicly traded mineral exploration companies. In these roles he has reviewed and analysed numerous financial statements. Mr. Parry also gained expertise reviewing and evaluating financial statements through his roles as co-founder and partner of Inventa Capital, a venture capital advisory firm, and as a founding shareholder and former Senior Advisor of EMR Capital, a private equity management group.
BEARD, Greg	Mr. Beard received his Bachelor of Arts degree from the University of Illinois at Urbana.	Mr. Beard is a founder and current and former director and officer of various publicly traded and private companies. In these roles he has reviewed and analysed numerous financial statements. Mr. Beard also gained extensive knowledge reviewing and evaluating financial statements through his roles as Senior Partner at Apollo Global Management, a New York asset manager where he oversaw all investment activities in the energy, metals and mining and agriculture sectors. Mr. Beard also gained expertise as a founding member and managing director of Riverstone Holdings, an asset management firm, and as a financial analyst at Goldman Sachs, a globally renowned investment banking company.

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Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Complaints

The Board has established a ‘Whistleblower Policy’ which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.

The Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports to the Board of any ongoing investigation which will include steps taken to satisfactorily address each complaint.

INFORMATION SECURITY

The Audit Committee is responsible for overseeing information security and technology risk. Both the Audit Committee and the Board of Directors receive quarterly reports from management on the Company’s information security program. Information security risks are identified through IT management review of industry news circulars for awareness of critical and high risks and by monitoring endpoint security software installed on all company devices. Risks are then recorded in a central IT risk register for prioritization, assessed against our business-critical assets for contextualized IT/business risk, and then risk mitigation strategies are approved for execution.

As a response to witnessing an increasing number of cybersecurity incidents involving other companies, the Company has increased staff, management, and Board IT security training through a third-party provider which includes security awareness training, best practices, and regular simulated phishing testing, the results of which will be included in quarterly Board reporting. As of the current date, we are not aware of having experienced an information security breach.

Management Contracts

Management services for the Company are not, to any material degree, performed by persons other than the executive officers of the Company, listed in the “Executive Compensation” section.

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Registrar and Transfer Agent

The Company’s registrar and transfer agent is Computershare Investor Services Inc., with its office at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on its SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov or on our website at https://www.skeenaresources.com/. In each of these places, you can locate financial information for the Company’s financial years ended December 31, 2021 and December 31, 2020 in our financial statements and MD&A. You will also find at those locations: financial information for the Company’s financial quarter ending March 31, 2022 in our interim financial statements and MD&A.

To request copies of the Company’s financial statements and MD&A and any document to be approved at the Meeting, Shareholders may contact the Company as follows:

E-mail: info@skeenaresources.com	Fax: (+1) 604-558-7695	Telephone: (+1) 604-684-8725 (collect calls accepted)
Mail: Suite # 650 - 1021 West Hastings Street, Vancouver, BC, Canada V6E 0C3

Board Approval

The Board has approved the contents of this Circular and has authorized the Company to deliver it to Shareholders.

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Skeena Skeenaresources.com Skeena Resources Limited 650 - 1021 West Hastings st vancouver, BC, v6E0c3 canada